February 7, 2012

Deborah O’Neal-Johnson, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: T. Rowe Price U.S. Bond Enhanced Index Fund (the “Registrant” or “Fund”)

File Nos.: 333-45018 / 811-10093

Dear Ms. O’Neal-Johnson:

The following is in response to your oral comments of February 1, 2012, regarding the post-effective amendment filed pursuant to Rule 485(a) on December 20, 2011 for the above referenced Registrant. Set forth below are our responses to your comments on the Fund’s prospectus.

Comment:

The prospectus cover and principal investment strategies section state that the fund seeks to match or incrementally exceed the performance of the U.S. investment-grade bond market. Clarify whether the Fund’s goal is to incrementally exceed the performance of the U.S. investment-grade bond market before or after the Fund’s expenses have been deducted.

Response:

The Fund’s goal is to incrementally exceed the performance of the U.S. investment-grade bond market by incrementally exceeding the total return of its benchmark index net of Fund expenses. We will revise the Fund’s principal investment strategies as follows:

The fund’s overall investment strategy is to match or incrementally exceed the performance of the U.S. investment-grade bond market. To achieve this goal, the fund seeks to provide total returns (after all of the fund’s expenses have been deducted) that match or incrementally exceed the total returns of its benchmark index, the Barclays Capital U.S. Aggregate Bond Index.

Comment:

The principal investment strategies section sets forth the maturity range of the Barclays Capital U.S. Aggregate Bond Index for the last five years. Clarify whether this range provides the low and high weighted average maturity for the index over the last five years or whether the range provides the holdings within the index with the shortest and longest maturities within the last five years.

Response:

The range provides the low and high weighted average maturity for the index over the last five years. We will revise the Fund’s principal investment strategies as follows:

For the last five years ended December 31, 2011, the weighted average maturity of the index ranged from 5.49 years to 7.54 years, although this range will vary with market conditions.

Comment:

The performance section should address the fact that the Fund’s name has changed.

Response:

We will add the following disclosure prior to the bar chart showing calendar year returns:

The performance for the periods shown reflects the performance of the fund while it was named the T. Rowe Price U.S. Bond Index Fund. Effective May 6, 2011, the T. Rowe Price U.S. Bond Index Fund was renamed the T. Rowe Price U.S. Bond Enhanced Index Fund.

Comment:

Under the heading “How Your Purchase, Sale, or Exchange Price Is Determined” in section 2, there is a note explaining that the time at which transactions and shares are priced and the time until which orders are accepted may be changed in case of an emergency or if the New York Stock Exchange closes at a time other than 4 p.m. ET. You should add disclosure to clarify that all shareholders will receive the next determined net asset value.

Response:

We will revise the note as follows:

The time at which transactions and shares are priced and the time until which orders are accepted may be changed in case of an emergency or if the New York Stock Exchange closes at a time other than 4 p.m. ET. In the event of an emergency closing, a fund’s shareholders will receive the next share price calculated by the fund.

Comment:

If the Fund uses credit default swaps, confirm to the staff whether the full notional amount of the securities will be covered.

Response:

The use of credit default swaps would not be considered a principal investment strategy of the Fund. However, if the Fund sells credit protection under a credit default swap, the Fund will cover these securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal in value to the full notional value of the contract. If the Fund buys credit protection under a credit default swap, the Fund will cover these securities by segregating liquid, high-grade debt securities or other suitable cover in an amount equal to the market value of the Fund’s obligation under the contract.

Comment:

Section 3 of the Fund’s prospectus provides that the Fund may invest in other investment companies. Confirm whether any acquired fund fees and expenses should be included in the fee table.

Response:

While the Fund is permitted to invest in other investment companies, such investments do not rise to the level of a principal investment strategy and the Fund did not make any investments in other investment companies during its prior fiscal year. Accordingly, no acquired fund fees and expenses need to be disclosed in the fee table.

If you have any questions, please do not hesitate to call the undersigned at 410-345-6646, or in my absence, Darrell N. Braman at 410-345-2013.

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel

T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• The Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/ David Oestreicher

David Oestreicher

Vice President, T. Rowe Price U.S. Bond Enhanced Index Fund, Inc.